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          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

           FORM N-17f-2

     Certificate of Accounting of
       Securities and Similar
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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  1. Investment Company Act File Number:                                                Date examination completed:

     811-6356, 811-6516, 811-6359, 811-6517, 811-07680, 811-7678                        January 31, 2002
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  2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
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      LA                   ME                  MD                   MA                  MI                    MN
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      MS                   MO                  MT                   NE                  NV                    NH
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      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
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      TN                   TX                  UT                   VT                  VA                    WA
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      WV                   WI                  WY                   PUERTO RICO
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      Other (specify): N/A - These are closed-end funds and are traded on an exchange
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  3. Exact name of investment company as specified in registration statement:

     American Municipal Term Trust II Inc.
     American Municipal Term Trust III Inc.
     Minnesota Municipal Term Trust
     Minnesota Municipal Term Trust II
     Minnesota Municipal Income Portfolio
     American Municipal Income Portfolio

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  4. Address of principal executive office (number, street, city, state, zip code):

     800 Nicollet Mall
     Minneapolis, MN 55402
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)
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                       Report of Independent Accountants

The Board of Directors
Minnesota Municipal Income Portfolio, Inc.
American Municipal Income Portfolio, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the Minnesota Municipal Income Portfolio, Inc. and American Municipal Income Portfolio, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2001 (the date of last examination) through January 31, 2002:

     - Count and inspection of all securities and similar investments located in the vault of U.S. Bank (the Custodian) in St. Paul, Minnesota, without prior notice to management;

     - Confirmation of all securities and similar investments held by institutions in book entry form (Depository Trust Company);

     - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian; and

     - Agreement of one security and/or investment purchase since our last examination from the books and records of the Funds to a broker confirmation.

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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
April 15, 2002
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                        Report of Independent Accountants

The Board of Directors
American Municipal Term Trust, Inc. II
American Municipal Term Trust, Inc. III
Minnesota Municipal Term Trust, Inc.
Minnesota Municipal Term Trust, Inc. II

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the American Municipal Term Trust, Inc. II, American Municipal Term Trust, Inc. III, Minnesota Municipal Term Trust, Inc., and Minnesota Municipal Term Trust, Inc. II (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2001 (the date of last examination) through January 31, 2001:

     - Count and inspection of all securities and similar investments located in the vault of U.S. Bank (the Custodian) in St. Paul, Minnesota, without prior notice to management;

     - Confirmation of all securities and similar investments held by institutions in book entry form (Depository Trust Company);

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     -    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;
          and

     - Agreement of one security and/or investment purchase and three security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
April 15, 2002
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            Report of Management on Compliance With Rule 17f-2 of the
                         Investment Company Act of 1940


April 15, 2002

I, as a member of management of the Minnesota Municipal Income Portfolio, Inc. and the American Municipal Income Portfolio, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I also am responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds.

By: /s/ Robert H. Nelson
    -----------------------------------
    Robert H. Nelson
    Chief Operating Officer
    U.S. Bancorp Asset Management, Inc.
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            Report of Management on Compliance With Rule 17f-2 of the
                         Investment Company Act of 1940


April 15, 2002

I, as a member of management of the American Municipal Term Trust, Inc. II, American Municipal Term Trust, Inc. III, Minnesota Municipal Term Trust, Inc., and Minnesota Municipal Term Trust, Inc. II (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I also am responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds.

By: /s/ Robert H. Nelson
    -----------------------------------
    Robert H. Nelson
    Chief Operating Officer
    U.S. Bancorp Asset Management, Inc.